UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D (Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Gateway, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

367626108

(CUSIP Number)

Lap Shun Hui
c/o Joui Corporation
5 Hutton Center Drive, Suite 830
Santa Ana, CA 92701

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 1, 2005

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367626108

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) LAP SHUN HUI

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Source of Funds (See Instructions) OO

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization USA

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 30,464,300

	8.	Shared Voting Power -0-

	9.	Sole Dispositive Power 30,464,300

	10.	Shared Dispositive Power -0-

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 30,464,300

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 8.16%

14.	Type of Reporting Person (See Instructions) IN

Item 1.	Security and Issuer

This Amendment No. 1 (this “Amendment”) supplements, pursuant to Rule 13d-2(a), the Schedule 13D (the “Schedule 13D”) of Lap Shun Hui (“Mr. Hui”) filed with the Securities and Exchange Commission on March 12, 2004.  This Amendment relates to the Common Stock, par value $0.01 per share (“Common Stock”), of Gateway, Inc., a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 7565 Irvine Center Drive,  Irvine, California 92618.

Item 2.	Identity and Background

Item 3.	Source and Amount of Funds or Other Consideration

Item 4 is hereby supplemented to add the following:
Item 4.	Purpose of Transaction

On January 3, 2006, Mr. Hui and the Issuer entered into the First Amendment to Indemnification Agreement (“First Amendment to Indemnification Agreement”), pursuant to which Mr. Hui and the Issuer amended the Indemnification Agreement to, among other things: (i) the extension of the period during which the Issuer may seek indemnification from Mr. Hui for certain litigation matters to the earlier of December 23, 2008 and the resolution of such litigation matters and (ii) subject to the terms of the Indemnification Agreement as amended by the First Amendment to Indemnification Agreement, the indemnification of the Issuer by Mr. Hui for half of the reasonable attorneys’ fees, expert fees and other costs expended in defense of such litigation matters.

On January 3, 2006, Mr. Hui and the Issuer entered into the First Amendment to Indemnification Escrow Agreement, pursuant to which Mr. Hui and the Issuer amended the Indemnification Escrow Agreement, dated as of March 11, 2004 (the “Escrow Agent”), among the Issuer, Mr. Hui and UMB Bank, N.A. to, among other things, reflect the modifications to the Indemnification Agreement made pursuant to the First Amendment to Indemnification Agreement.

Common Stock owned by Mr. Hui has been disposed of in certain open market transactions.  The remaining securities beneficially owned by Mr. Hui are being held for investment purposes.  At any time, Mr. Hui may determine to dispose of some or all of the Common Stock he holds, subject to applicable law.  Mr. Hui may also make purchases of Common Stock from time to time, subject to applicable law.  Any decision to make such additional dispositions or purchases will depend, however, on various factors, including, without limitation, the price of the Common Stock, stock market conditions, alternative investment opportunities and the business prospects of the Issuer.  Other than as set forth above, Mr. Hui currently has no plans or proposals which relate to or would result in any of the matters specified in Item 4 of Form 13D.

Item 5 is hereby amended and restated in its entirety as follows:
Item 5.	Interest in Securities of the Issuer
(a)-(b)

The aggregate number of shares of Common Stock deemed to be beneficially owned by Mr. Hui for the purposes of this Statement is 30,464,300, representing 8.16% of the outstanding shares of Common Stock of the Issuer as of February 13, 2006. Subject to the terms of the Indemnification Agreement (as amended) and the Escrow Agreement (as amended), Mr. Hui has sole voting and dispositive power as to all of such shares.

Pursuant to a shelf registration statement filed by the Issuer, Mr. Hui has made the following dispositions of the Common Stock:

On April 4, 2005, Mr. Hui sold 163,600 shares of Common Stock in an open market sale at a price of $3.91 per share.  On April 5, 2005 Mr. Hui sold 150,000 shares of Common Stock shares of Common Stock in an open market sale at a price of $3.91 per share.  On April 6, 2005 Mr. Hui sold 170,000 shares of Common Stock in an open market sale at a price of $3.93 per share.  On April 7, 2005 Mr. Hui sold 225,000 shares of Common Stock in an open market sale at a price of $3.99 per share.  On April 8, 2005 Mr. Hui sold 400,000 shares of Common Stock in an open market sale at a price of $4.03 per share.  On April 11, 2005 Mr. Hui sold 225,000 shares of Common Stock in an open market sale at a price of $4.14 per share.  On April 12, 2005 Mr. Hui sold 200,500 shares of Common Stock in an open market sale at a price of $4.04 per share.  On July 5, 2005 Mr. Hui sold 600,000 shares of Common Stock in an open market sale at a price of $3.47 per share.  On July 6, 2005 Mr. Hui sold 600,000 shares of Common Stock in an open market sale at a price of $3.44 per share.  On July 7, 2005 Mr. Hui sold 505,300 shares of Common Stock in an open market sale at a price of $3.39 per share.  On July 8, 2005 Mr. Hui sold 206,000 shares of Common Stock in an open market sale at a price of $3.49 per share.  On August 9, 2005 Mr. Hui sold 100,000 shares of Common Stock in an open market sale at a price of $3.98 per share.  On August 10, 2005 Mr. Hui sold 75,300 shares of Common Stock in an open market sale at a price of $3.97 per share.  On September 1, 2005 Mr. Hui sold 100,000 shares of Common Stock in an open market sale at a price of $3.01 per share.  On November 1, 2005 Mr. Hui sold 72,000 shares of Common Stock in an open market sale at a price of $2.83 per share.  On November 3, 2005 Mr. Hui sold 50,000 shares of Common Stock in an open market sale at a price of $2.97 per share.  On November 4, 2005 Mr. Hui sold 25,000 shares of Common Stock in an open market sale at a price of $3.05 per share.  On November 8, 2005 Mr. Hui sold 100,000 shares of Common Stock in an open market sale at a price of $3.15 per share.  On November 9, 2005 Mr. Hui sold 50,000 shares of Common Stock in an open market sale at a price of $3.19 per share.  On November 10, 2005 Mr. Hui sold 86,000 shares of Common Stock in an open market sale at a price of $3.03 per share.  On November 11, 2005 Mr. Hui sold 30,000 shares of Common Stock in an open market sale at a price of $3.09 per share.  On November 21, 2005 Mr. Hui sold 25,000 shares of Common Stock in an open market sale at a price of $2.95 per share.  On November 22, 2005 Mr. Hui sold 200,000 shares of Common Stock in an open market sale at a price of $2.97 per share.  On November 23, 2005 Mr. Hui sold 32,000 shares of Common Stock in an open market sale at a price of $2.96 per share.  On December 7, 2005

Mr. Hui sold 200,000 shares of Common Stock in an open market sale at a price of $3.00 per share.  On December 8, 2005 Mr. Hui sold 200,000 shares of Common Stock in an open market sale at a price of $3.00 per share.  On December 9, 2005 Mr. Hui sold 170,000 shares of Common Stock in an open market sale at a price of $3.00 per share.  On December 13, 2005 Mr. Hui sold 25,000 shares of Common Stock in an open market sale at a price of $2.75 per share.  On January 6, 2006 Mr. Hui sold 300,000 shares of Common Stock in an open market sale at a price of $2.71 per share.  On January 11, 2006 Mr. Hui sold 60,000 shares of Common Stock in an open market sale at a price of $2.92 per share.  On January 12, 2006 Mr. Hui sold 140,000 shares of Common Stock in an open market sale at a price of $2.88 per share.  On January 13, 2006 Mr. Hui sold 100,000 shares of Common Stock in an open market sale at a price of $2.92 per share.  On January 23, 2006 Mr. Hui sold 50,000 shares of Common Stock in an open market sale at a price of $2.80 per share.  On January 24, 2006 Mr. Hui sold 150,000 shares of Common Stock in an open market sale at a price of $2.80 per share.  On January 25, 2006 Mr. Hui sold 60,000 shares of Common Stock in an open market sale at a price of $2.83 per share.  On January 26, 2006 Mr. Hui sold 50,000 shares of Common Stock in an open market sale at a price of $2.82 per share.  On January 27, 2006 Mr. Hui sold 40,000 shares of Common Stock in an open market sale at a price of $2.79 per share.

Item 7 is hereby supplemented to add the following:
Item 7.	Material to Be Filed as Exhibits
10.1 First Amendment to Indemnification Agreement, dated as of January 3, 2006, between the Issuer and Mr. Hui.
10.2 First Amendment to Indemnification Escrow Agreement, dated as of January 3, 2006, among the Issuer, Mr. Hui and UMB Bank, N.A.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated as of this 13th day of February, 2006.
Date
LAP SHUN HUI
Signature
/s/ Lap Shun Hui
Name/Title